UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Tarena International, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8675B 105

(CUSIP Number)

Shaoyun Han

Connion Capital Limited

Learningon Limited

Techedu Limited

Moocon Education Limited

c/o 6/F, No. 1 Andingmenwai Street, Litchi Tower
Chaoyang District, Beijing 100011

People’s Republic of China

+86 (10) 6213-5687

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China +86 (10) 6535-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 7 to the initial Schedule 13D (the “Original Schedule 13D”) filed on July 24, 2015 on behalf of Mr. Shaoyun Han (“Mr. Han”), Connion Capital Limited (“Connion”), Learningon Limited (“Learningon”), Techedu Limited (“Techedu”), and Moocon Education Limited (“Moocon”, and collectively with Mr. Han, Connion, Learningon and Techedu, the “Reporting Persons” ), as amended by the Amendment No.1 to the Original Schedule 13D filed on September 8, 2017, Amendment No. 2 to the Original Schedule 13D filed on October 13, 2017, Amendment No. 3 to the Original Schedule 13D filed on December 10, 2018, Amendment No. 4 to the Original Schedule 13D filed on October 15, 2019, Amendment No. 5 to the Original Schedule 13D filed on December 11, 2020, and Amendment No. 6 to the Original Schedule 13D filed on January 21, 2021 on behalf of the Reporting Persons (together with the Original Schedule 13D, the “Original Filings”), with respect to the ordinary shares (the “Ordinary Shares”), comprising Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of Tarena International, Inc., a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Amendment No. 7 to the Schedule 13D have the meanings ascribed to them in the Original Filings. The Ordinary Shares beneficially owned by the Reporting Persons (other than Techedu and Moocon) were previously reported on a Schedule 13G filed on February 10, 2015, as amended by amendments thereto.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8675B 105	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Shaoyun Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,294,192(1) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,294,192 (1) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,294,192 (1) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.7% of the Class A Ordinary Shares(3) (or 30.7% of the total Ordinary Shares(4) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 67.8% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing (i) 7,206,059 Class B Ordinary Shares held by Learningon, (ii) 1,152,183 Class A Ordinary Shares held by Techedu, (iii) 2,000,000 Class A Ordinary Shares held by Moocon, (iv) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion, (v) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares held by Learningon, (vi) 415,000 Class A Ordinary Shares held by Mr. Han, and (vii) 733,288 Class A Ordinary Shares that Mr. Han may purchase upon exercise of options within 60 days of May 3, 2021. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(2)	Mr. Han may be deemed to be part of a “group” with (i) Talent Fortune Investment Limited which beneficially owns 6,826,263 Class A Ordinary Shares, (ii) New Oriental Education & Technology Group Inc. which beneficially owns 1,000,000 Class A Ordinary Shares, and (iii) Banyan Enterprises A Limited and Banyan Enterprises Limited (together with Banyan Enterprises A Limited, New Oriental Education & Technology Group Inc. and Talent Fortune Investment Limited, the “Other Rollover Shareholders”), which beneficially own 127,173 Class A Ordinary Shares and 720,644 Class A Ordinary Shares, respectively. As discussed in Item 5 of this Schedule 13D, Mr. Han expressly disclaims beneficial ownership of any Ordinary Shares owned by the Other Rollover Shareholders.

(3)	Based on 48,439,184 Class A Ordinary Shares outstanding as of February 28, 2021 as reported on the Company’s annual report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 13, 2021 (the “Company’s 20-F”), assuming all Class B Ordinary Shares held by such reporting person are converted into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of May 3, 2021 are exercised.

(4)	Based on 55,645,243 outstanding Ordinary Shares, being the sum of 48,439,184 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2021 on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of May 3, 2021 are exercised.

CUSIP No. G8675B 105	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Connion Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,594,439(5) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,594,439 (5) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,594,439 (5) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(6)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4% of the Class A Ordinary Shares(7) (or 6.5% of the total Ordinary Shares(8) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 3.0% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(5)	Representing 3,594,439 restricted ADSs, representing 3,594,439 Class A Ordinary Shares held by Connion.

(6)	Connion may be deemed to be part of a “group” with the Other Rollover Shareholders. As discussed in Item 5 of this Schedule 13D, Connion expressly disclaims beneficial ownership of any Ordinary Shares owned by the Other Rollover Shareholders.

(7)	Based on 48,439,184 Class A Ordinary Shares outstanding as of February 28, 2021 as reported on the Company’s 20-F.

(8)	Based on 55,645,243 outstanding Ordinary Shares, being the sum of 48,439,184 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2021 on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Learningon Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,399,282(9) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,399,282(9) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,399,282(9) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(10)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9% of the Class A Ordinary Shares(11) (or 16.9% of the total Ordinary Shares(12) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 61.6% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(9)	Representing (i) 7,206,059 Class B Ordinary Shares and (ii) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares.

(10)	Learningon may be deemed to be part of a “group” with the Other Rollover Shareholders. As discussed in Item 5 of this Schedule 13D, Learningon expressly disclaims beneficial ownership of any Ordinary Shares owned by the Other Rollover Shareholders.

(11)	Based on 48,439,184 Class A Ordinary Shares outstanding as of February 28, 2021 as reported on the Company’s 20-F, assuming all Class B Ordinary Shares held by such reporting person are converted into Class A Ordinary Shares.

(12)	Based on 55,645,243 outstanding Ordinary Shares, being the sum of 48,439,184 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2021 on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Techedu Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,152,183(13) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,152,183(13) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,183(13) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(14)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4% of the Class A Ordinary Shares(15) (or 2.1% of the total Ordinary Shares(16) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 1.0% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(13)	Representing 1,152,183 Class A Ordinary Shares.

(14)	Techedu may be deemed to be part of a “group” with the Other Rollover Shareholders. As discussed in Item 5 of this Schedule 13D, Techedu expressly disclaims beneficial ownership of any Ordinary Shares owned by the Other Rollover Shareholders.

(15)	Based on 48,439,184 Class A Ordinary Shares outstanding as of February 28, 2021 as reported on the Company’s 20-F.

(16)	Based on 55,645,243 outstanding Ordinary Shares, being the sum of 48,439,184 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2021 on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Moocon Education Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000(17) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000(17) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000(17) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(18)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1% of the Class A Ordinary Shares(19) (or 3.6% of the total Ordinary Shares(20) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 1.7% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(17)	Representing 2,000,000 Class A Ordinary Shares.

(18)	Moocon may be deemed to be part of a “group” with the Other Rollover Shareholders. As discussed in Item 5 of this Schedule 13D, Moocon expressly disclaims beneficial ownership of any Ordinary Shares owned by the Other Rollover Shareholders.

(19)	Based on 48,439,184 Class A Ordinary Shares outstanding as of February 28, 2021 as reported on the Company’s 20-F.

(20)	Based on 55,645,243 outstanding Ordinary Shares, being the sum of 48,439,184 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2021 on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

Pursuant to an agreement and plan of merger, dated as of April 30, 2021, (the “Merger Agreement”), among Kidedu Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), Kidarena Merger Sub, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”).

It is anticipated that approximately US$122 million will be expended in acquiring the outstanding Ordinary Shares other than the Rollover Shares (as defined below) pursuant to the Merger Agreement. The Merger will be funded through cash contribution by Ascendent Capital Partners III, L.P. or its affiliates (the “Sponsor,” together with Mr. Han, the “Buyer Group”). Parent has entered into the equity commitment letter with the Sponsor, Kidtech Limited (“Issuer”) and Mr. Han dated April 30, 2021 (the “Equity Commitment Letter”), pursuant to which the Sponsor has agreed, subject to the terms and conditions thereof, to provide the financing amounts, up to US$135 million, for the purpose of financing the Merger consideration. Each of the Reporting Persons and the Other Rollover Shareholders has agreed to roll over all Ordinary Shares he or it beneficially own (the “Rollover Shares”) in connection with the Merger in accordance with the terms and conditions of the relevant rollover and support agreement entered into with Parent dated April 30, 2021 (each, a “Support Agreement”, and collectively, the “Support Agreements”).

The descriptions of the Merger, the Merger Agreement, the Equity Commitment Letter, the Support Agreements set forth in Item 4 below are incorporated by reference in their entirety into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On April 30, 2021, the Company entered into the Merger Agreement with Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Ordinary Share and each ADS issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$4.00 per Ordinary Share or US$4.00 per ADS (less applicable fees, charges and expenses payable by ADS holders pursuant to the depositary agreement, dated April 2, 2014, entered into by and among the Company, Citibank, N.A. (the “Depositary”) and all holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Rollover Shares, which will be cancelled without payment of any cash consideration therefor, (b) Ordinary Shares (including Class A Ordinary Shares represented by ADSs) owned by Parent, Merger Sub or the Company or any of its subsidiaries or held in the Company’s treasury, and any Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by the Depositary and reserved for issuance, settlement and allocation pursuant to the Company’s share plans, which will be cancelled without payment of any consideration therefor, and (c) Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (2021 Revision) of the Cayman Islands (the “Dissenting Shares”), which will be cancelled at the Effective Time and will entitle the holders thereof to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act (2021 Revision) of the Cayman Islands.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger by the affirmative vote of holders of Shares (including Shares represented by ADSs) representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the shareholders meeting of the Company or any adjournment or postponement thereof. The Merger Agreement may be terminated by the Company or Parent under certain circumstances.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding Ordinary Shares other than the Rollover Shares. If the Merger is completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the Nasdaq Global Select Market. The information disclosed in this paragraph and the preceding two paragraphs is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

On April 30, 2021, Parent has entered into the Equity Commitment Letter with the Sponsor, Issuer and Mr. Han, pursuant to which, the Sponsor will purchase, directly or indirectly, certain equity securities of Parent (or certain exchangeable notes of Issuer exchangeable for such equity securities of Parent), to fund the Merger consideration in an amount up to US$135 million in connection with the Merger.

Concurrently with the execution of the Merger Agreement, each of the Reporting Persons entered the Support Agreement with Parent (the “Han Support Agreement”), dated as of April 30, 2021, pursuant to which, among other things and subject to the terms and conditions set forth therein, each of the Reporting Persons has agreed to (A) vote all Rollover Shares beneficially owned by him or it in favor of the authorization and approval of the Merger Agreement and the transactions, including the Merger, and (B) upon the terms and subject to the conditions of the Han Support Agreement, cancel the Rollover Shares beneficially owned by him or it and receive no cash consideration for cancellation of the Rollover Shares in accordance with the Merger Agreement in exchange for newly issued shares in Parent.

Concurrently with the execution of the Merger Agreement, Mr. Han executed and delivered a limited guarantee (the “Limited Guarantee”) in favor of the Company with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Company by Parent under certain circumstances and certain indemnification and reimbursements, as set forth in the Merger Agreement.

Concurrently with the execution of the Merger Agreement, Mr. Han, Issuer, Parent and Titanium Education (Cayman) Limited (the “Investor”, a wholly-owned subsidiary of the Sponsor), entered into an interim investor agreement (the “Interim Investor Agreement”), pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of such parties and the relationship among such parties with respect to the Merger.

Concurrently with the execution of the Merger Agreement, Mr. Han executed and delivered a personal guarantee (the “Personal Guarantee”) to the Investor and the Sponsor (together with the Investor, the “Beneficiaries”), to guarantee in favor of the Beneficiaries with respect to certain payment and performance obligations of Issuer and Parent in connection with the Merger.

Concurrently with the execution of the Merger Agreement, Mr. Han and Techedu executed and delivered a letter of undertaking (the “Gaorong Letter of Undertaking”) regarding (A) the share purchase agreement, dated as of December 7, 2018 (as amended from time to time, the “SPA”) by and among Banyan Enterprises Limited, Banyan Enterprises A Limited (together with Banyan Enterprises Limited, “Gaorong”) and Techedu, as amended by an amendment to SPA, dated as of October 12, 2019, by and among Gaorong, Techedu and Mr. Han, and (B) the personal guarantee, dated October 12, 2019 (the “Gaorong Personal Guarantee”), by and among Mr. Han (as the guarantor), Techedu (as the debtor) and Gaorong (as the creditors), and pursuant to the Gaorong Letter of Undertaking, Mr. Han and Techedu agreed that the SPA and Gaorong Personal Guarantee shall continue to apply, in accordance with the terms and conditions of the Gaorong Letter of Undertaking, with respect to the shares in Parent to be issued to Gaorong upon the consummation of the Merger pursuant to the Support Agreement entered by Gaorong and Parent, dated as of April 30, 2021.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Equity Commitment Letter, the Han Support Agreement, the Limited Guarantee, the Interim Investor Agreement, the Personal Guarantee and the Gaorong Letter of Undertaking, copies of which are attached hereto as Exhibits P, Q, R, S, T, U and V respectively, and which are incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(d) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

As a result of entering into the Support Agreements, the Reporting Persons may be deemed to be members of a “group” with the Other Rollover Shareholders pursuant to Section 13(d) of the Exchange Act. However, each Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) beneficially owned (or deemed to be beneficially owned) by any of the Other Rollover Shareholders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares (including Class A Ordinary Shares represented by ADSs) that are beneficially owned (or deemed to be beneficially owned) by any of the Other Rollover Shareholders. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any of the Other Rollover Shareholders.

Talent Fortune Investment Limited beneficially owns 6,826,263 Class A Ordinary Shares. New Oriental Education & Technology Group Inc. beneficially owns 1,000,000 Class A Ordinary Shares. Banyan Enterprises A Limited and Banyan Enterprises Limited beneficially own 127,173 Class A Ordinary Shares and 720,644 Class A Ordinary Shares, respectively.

Accordingly, in the aggregate, the Reporting Persons and the Other Rollover Shareholders may be deemed to beneficially own 18,028,925 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs, excluding 733,288 Class A Ordinary Shares that Mr. Han may purchase upon exercise of options within 60 days of May 3, 2021) and 7,206,059 Class B Ordinary Shares, which represents approximately 45.3% of total outstanding Ordinary Shares as of February 28, 2021 on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

(c)        Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d)       Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)       Not Applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The descriptions of the principal terms of the Merger Agreement, the Equity Commitment Letter, the Han Support Agreement, the Limited Guarantee, the Interim Investor Agreement, the Personal Guarantee and the Gaorong Letter of Undertaking under Item 3 and Item 4 are incorporated herein by reference in their entirety. Any summary of any of those agreements in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Equity Commitment Letter, the Han Support Agreement, the Limited Guarantee, the Interim Investor Agreement, the Personal Guarantee and the Gaorong Letter of Undertaking, copies of which are attached hereto as Exhibits P, Q, R, S, T, U and V respectively.

To the best knowledge of the Reporting Persons, except as provided herein and disclosed before, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows.

Exhibit No.	Description

A	Joint Filing Agreement dated May 3, 2021 by and among the Reporting Persons.

P	Agreement and Plan of Merger, among Kidedu Holdings Limited, Kidarena Merger Sub and the Company, dated as of April 30, 2021, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on May 3, 2021.

Q	Equity Commitment Letter, dated as of April 30, 2021, among the Sponsor, Issuer, Mr. Han and Parent.

R	Rollover and Support Agreement, dated as of April 30, 2021, among the Reporting Persons and Parent.

S	Limited Guarantee, dated as of April 30, 2021, between Mr. Han and the Company.

T	Interim Investor Agreement, dated as of April 30, 2021, among Mr. Han, the Investor, Issuer and Parent.

U	Personal Guarantee, dated as of April 30, 2021, among Mr. Han, the Sponsor and the Investor.

V	Letter of Undertaking regarding SPA and Personal Guarantee, dated as of April 30, 2021, among Mr. Han, Techedu and Gaorong.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2021

Shaoyun Han		/s/ Shaoyun Han
Shaoyun Han

Connion Capital Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Learningon Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Techedu Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Moocon Education Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of Tarena International, Inc., including Class A Ordinary Shares and Class B Ordinary Shares, and that this Agreement be included as an Exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of May 3, 2021.

Shaoyun Han		/s/ Shaoyun Han
Shaoyun Han

Connion Capital Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Learningon Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Techedu Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Moocon Education Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director